

May 19, 2011

FLORIDA DEPARTMENT OF STATE
Division of Corporations

BUCKEYE OIL & GAS, INC.
1376 LEAD HILL BLVD.,SUITE 100
ROSEVILLE, CA 95661

Re: Document Number P10000041327

The Articles of Amendment to the Articles of Incorporation of BENEFIT
SOLUTIONS OUTSOURCING CORP. which changed its name to BUCKEYE OIL & GAS,
INC., a Florida corporation, were filed on May 19, 2011, effective
June 1, 2011.

This document was electronically received and filed under FAX audit number
H11000134469.

Should you have any questions regarding this matter, please telephone
(850) 245-6050, the Amendment Filing Section.

Darlene Connell
Regulatory Specialist II
Division of Corporations   Letter Number: 311A00012436

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
BENEFIT SOLUTIONS OUTSOURCING CORP.

Pursuant to Section 607.1006 of the Business Corporation Act of the State of Florida, the undersigned, being the President of Benefit Solutions Outsourcing Corp. (hereinafter the "**Corporation**"), a Florida corporation, does hereby certify as follows:

FIRST: The Articles of Incorporation of the Corporation were filed with the Secretary of State of Florida on May 11, 2010 (Document No. P10000041327) (the "**Articles of Incorporation**").

SECOND: Article 1 - CORPORATE NAME of the Articles of Incorporation is hereby amended as follows:

The name of this Corporation shall be: Buckeye Oil & Gas, Inc.

THIRD: Article IV - CAPITAL STOCK of the Articles of Incorporation is hereby amended as follows:

That at the effective time of this amendment, each share of Common Stock of the Corporation issued and outstanding as of the record date set by the Corporation's Board of Directors shall be subject to a seventeen (17) for one (1) forward split with all fractional shares rounded to the nearest whole share. Such forward split shall not affect (i) the number of authorized shares of the Corporation's Common Stock, or (ii) the par value of the Corporation's common stock which shall remain $0.0001 per share.

FOURTH: The effective time of these Articles of Amendment to the Articles of Incorporation is close of business on June 1, 2011.

FIFTH: The foregoing amendment was adopted on May 19, 2011 by the sole director of the Corporation and the holder of a majority of the outstanding shares of Common Stock of the Corporation, being the sole class of voting securities, pursuant to the provisions of the Florida Business Corporation Act. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 19th day of May, 2011

Benefit Solutions Outsourcing Corp.



By:_____
Jamie Mills, President